Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
500-10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2	Date of Material Change

November 8, 2021

Item 3	News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on November 8, 2021 and filed on SEDAR under Aurora’s profile on the same date.

Item 4	Summary of Material Change

The Company announced that Aurora Nederland B.V. (“Aurora Netherlands”), a wholly-owned indirect subsidiary of the Company, has entered into an agreement to acquire a significant equity stake in Growery B.V. (“Growery”), one of 10 successful applicants for a cannabis production licence in the Netherlands.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that Aurora Netherlands has entered into an agreement to invest in a significant equity stake in Netherlands-based Growery, one of the few license holders entitled to participate in the Controlled Cannabis Supply Chain Experiment (the “CCSC”). The agreement is subject to the regulatory notification procedure.

Aurora’s investment in Growery is structured such that the Company intends to invest an immaterial cash amount of which a portion is due and payable upfront, and the remainder dependent on Growery achieving certain milestones. Under the terms, Aurora will provide a secured loan to Growery to construct a facility, fund early operations and provide technical and operational support through its Netherlands-based state-of-the-art research facility for medical cannabis established in 2018. Aurora expects to fully consolidate the revenues realized through the investment into Growery under the applicable International Financial Reporting standards.

The CCSC is scheduled to be in effect for a minimum of four years, during which the Dutch government will evaluate if the rules of the CCSC should be expanded nationally. Anticipated demand during the CCSC is approximately 30,000 kilograms of dried flower annually. Should the CCSC be expanded nationally (from approximately 80 coffee shops in 10 selected municipalities to the nearly 600 coffee shops that exist today), it is estimated that the Netherlands would require approximately 200,000 kilograms of dried flower annually to fulfill demand.

Please refer to Schedule “A” for the full news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Glen Ibbott, Chief Financial Officer
Telephone: 1-855-279-4652

Item 9	Date of Report

November 8, 2021

Schedule “A”

 News Release

(See attached)

November 8, 2021                                                                                                       NASDAQ | TSX: ACB

Aurora Cannabis Acquires a Significant Equity Stake in Growery B.V., One of 10
Successful Applicants for a Cannabis Production Licence in the Netherlands
 First Federally Regulated Recreational Market in Europe and Largest Outside of Canada

EDMONTON, AB - November 8, 2021 -Aurora Cannabis Inc. (the “Company” or “Aurora”) (NASDAQ | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced that Aurora Nederland B.V., a wholly owned indirect subsidiary of the Company, has entered into an agreement to invest in a significant equity stake in Netherlands-based Growery B.V. ("Growery"), one of the few license holders entitled to participate in the Controlled Cannabis Supply Chain Experiment (the “CCSC”). The agreement is subject to the regulatory notification procedure.

Aurora’s investment in Growery is structured such that the Company intends to invest an immaterial cash amount of which a portion is due and payable upfront, and the remainder dependent on Growery achieving certain milestones. Under the terms, Aurora will provide a secured loan to Growery to construct a facility, fund early operations and provide technical and operational support through its Netherlands-based state-of-the-art research facility for medical cannabis, established in 2018. Aurora expects to fully consolidate the revenues realized through the investment into Growery under the applicable International Financial Reporting standards.

“Our investment in Growery is a significant advancement for our global recreational cannabis strategy. The Netherlands is expected to be the largest federally regulated recreational market outside of Canada, and is a proof point that our medical market success in Europe is portable to recreational markets,” said Miguel Martin, Chief Executive Officer of Aurora Cannabis. “Aurora's global leadership is underscored by a proven track record of regulatory compliance, testing, and commitment to science. With similar values and commitment to excellence, we are pleased to be working with Growery to enter the Dutch market.”

“The shared expertise of Growery and Aurora will enable the delivery of high-quality cannabis to the new recreational program in the Netherlands,” declared a spokesperson from Growery. “We aspire to be a driving force in this evolving market and a premier provider of cannabis to consumers. In Aurora we have found an experienced partner with the global leadership needed to enable a significant head start in the CCSC.”

The CCSC is scheduled to be in effect for a minimum of four years, during which the Dutch government will evaluate if the rules of the CCSC should be expanded nationally. Anticipated demand during the CCSC is approximately 30,000 kilograms of dried flower annually. Should the CCSC be expanded nationally (from approximately 80 coffee shops in 10 selected municipalities to the nearly 600 coffee shops that exist today), it is estimated that the Netherlands would require approximately 200,000 kilograms of dried flower annually to fulfill demand.

About Aurora:

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Pedanios, Whistler, Reliva and KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About Growery

Growery cultivates, process and distributes cannabis to coffeeshops in the recreational cannabis market in the Netherlands as part of the Controlled Cannabis Supply Chain Experiment sanctioned by the Dutch government.

For more information visit Growery.nl and follow us on LinkedIn.

Further Information

For Media:

Michelle Lefler

VP, Communications & Public Relations media@auroramj.com

In Europe:	For Investors:
Yvonne Moeller	ICR, Inc.
Director, Communications Europe	Investor Relations
press@auroramedicine.com	aurora@icrinc.com

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Company’s investment in Growery including a loan to fund its facility construction and the provision of technical and operational support, the Company’s intention to consolidate revenue realized through the investment under IFRS, the ability of Growery to delivery high quality cannabis to the Dutch recreational cannabis market, the impact of the CCSS, and the overall potential of the Dutch recreational cannabis market.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 27, 2021 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.